UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

SeaHAVN Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

81201E 10 6

(CUSIP Number)

James A. Wexler

Suite 1850 Skyline Tower

10900 NE 4th Street

Bellevue, WA 98004

(425) 990-4001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sects. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sect. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 81201E 10 6

1.  Names of Reporting Persons. James A. Wexler

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

a. ....................................................................................................................................

b. ....................................................................................................................................

SEC Use Only .......................................................................................................................

4. Source of Funds (See Instructions) ....SC (Subject Company)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........

6. Citizenship or Place of Organization ....United States

Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power	25,000,000
	8. Shared Voting Power
	9. Sole Dispositive Power	25,000,000
	10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person ......25,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 83%

14. Type of Reporting Person (See Instructions) HC (Control Person)

Item 1. Security and Issuer

Common Stock

SeaHAVN Corporation

Suite 1850, Skyline Tower

10900 NE 4th Street

Bellevue, WA 98004

Item 2. Identity and Background

(a)	Name;	James A. Wexler
(b)	Residence or business address;	Suite 1850 Skyline Tower 10900 NE 4th Street Bellevue, WA 98004
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Chairman, CEO, SeaHAVN Corp. Suite 1850 Skyline Tower 10900 NE 4th Street Bellevue, WA 98004
(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;	None
(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and	None
(f)	Citizenship.	United States

Item 3. Source and Amount of Funds or Other Consideration

Securities reported hereunder were issued to Mr. Wexler as part of an acquisition, as previously reported on Form 8-K filed by the Company with the Securities and Exchange Commission on May 27, 2005.

Item 4. Purpose of Transaction

Securities were acquired by Mr. Wexler in the course of a business transaction for the purpose of acquiring control of NewBridge Capital, Inc. (now SeaHavn Corporation) in exchange for assets of his company(s). Please see the Company's report on Form 8-K filed May 27, 2005 for complete details of this transaction.

Item 5. Interest in Securities of the Issuer

(a)

James A. Wexler owns 25,000,000 Shares of Common Stock, representing 83% of the issued and outstanding shares of the Company.

(b)

Mr. Wexler has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition, of all of the shares reported in (a) above.

(c)

Other than the transaction described herein, no other transaction of the issuer has taken place within the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Exhibits:

Ex. 10 Letter of Intent Previously file with Form 8-K, May 19, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date         17 June 2005

Signature     /s/ James A. Wexler

Name/Title     James A. Wexler, CEO, Chairman